UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TSR, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

872885207

(CUSIP Number)

John G. Sharkey

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	872885207	Page	2	of	4	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph F. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,491 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,491 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

SCHEDULE 13D

This Amendment No. 5 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends and supplements the original Schedule 13D, dated May 28, 1996 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, dated January 30, 1998, Amendment No. 2 to Schedule 13D, dated December 29, 2010, Amendment No. 3 to Schedule 13D, dated December 30, 2010, and Amendment No. 4 to Schedule 13D, dated March 9, 2017, which were filed with the Securities and Exchange Commission on behalf of Joseph F. Hughes and JW Hughes Family LLC (prior to its dissolution and liquidation on March 9, 2017) with respect to the ownership of common stock, $0.01 par value, of TSR, Inc., a Delaware corporation (“Common Stock”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On February 14, 2018, Joseph F. Hughes and his wife, Winifred Hughes, sold 10,000 shares of Common Stock which were jointly held by them in one sale transaction on the open market. On February 15, 2018, Joseph F. Hughes and Winifred Hughes sold an aggregate of 32,982 shares of Common Stock which were held jointly by them in three sale transactions on the open market. As a result of these transactions, Joseph F. Hughes and Winifred Hughes jointly hold 819,491 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a)	Joseph F. Hughes is considered the beneficial owner for purposes of Section 13(d) of the Exchange Act of 819,491 shares of Common Stock, representing approximately 41.8% of the total amount of 1,960,062 outstanding shares of Common Stock of the Company.

(b)	The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as it relates to Joseph F. Hughes, is set forth in the forepart of this Schedule 13D, including the accompanying footnotes, and such information is incorporated herein by reference.

(c)	Except as described above, Joseph F. Hughes has not made any transactions in the class of securities reported herein during the past sixty days.

(1)	Shares are held jointly with Joseph F. Hughes’ spouse, Winifred Hughes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018	/s/ Joseph F. Hughes
Joseph F. Hughes